December 20, 2024

Qiwei Miao
Chief Executive Officer
EShallGo Inc.
No. 37, Haiyi Villa, Lane 97, Songlin Road
Pudong New District
Shanghai, China 200120

       Re: EShallGo Inc.
           Registration Statement on Form F-1
           Filed December 17, 2024
           File No. 333-283873
Dear Qiwei Miao:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Yuning "Grace" Bai